SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a -16 or 15d -16 of

the Securities Exchange Act of 1934

Report on Form 6-K dated November 30, 2016

(Commission File No. 1-13202)

Nokia Corporation

Karaportti 3

FI-02610 Espoo

Finland

(Name and address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: ☒	Form 40-F: ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes: ☐	No: ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes: ☐	No: ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes: ☐	No: ☒

Enclosures: Nokia stock exchange release dated November 30, 2016: Exercises with stock options of Nokia Corporation

Exercises with stock options of Nokia Corporation

Nokia Corporation

Stock Exchange Release

November 30, 2016 at 08:15 (CET +1)

Exercises with stock options of Nokia Corporation

Espoo, Finland — Based on Nokia Corporation’s 2011 Stock Option Plan a total of 203 750 Nokia shares were subscribed for between October 25 and November 24, 2016. The subscription price was EUR 2.08 per share for 22 500 shares, EUR 1.82 per share for 52 500 shares, EUR 2.35 per share for 123 750 shares and EUR 2.72 per share for 5 000 shares. The total amount of the subscription price, EUR 446 762.50, will be recorded in the fund for invested non-restricted equity and, consequently, the share capital of the company does not increase.

The new shares carry all the shareholder rights as of the registration date November 30, 2016. The shares will commence trading in Nasdaq Helsinki (NOKIA) together with other Nokia shares as of December 1, 2016 and are expected to commence trading on Euronext Paris (NOKIA) as of December 2, 2016. Euronext Paris will publish a notice announcing the admission to trading on Euronext Paris of the new shares.

The amount of Nokia shares after registration of the shares in the Trade Register is 5 835 929 012 shares.

About Nokia

Nokia is a global leader in creating the technologies at the heart of our connected world. Powered by the research and innovation of Nokia Bell Labs, we serve communications service providers, governments, large enterprises and consumers, with the industry’s most complete, end-to-end portfolio of products, services and licensing.

From the enabling infrastructure for 5G and the Internet of Things, to emerging applications in virtual reality and digital health, we are shaping the future of technology to transform the human experience. www.nokia.com

Media Enquiries:

Nokia

Communications

Tel. +358 (0) 10 448 4900

Email: press.services@nokia.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Nokia Corporation, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 30, 2016	Nokia Corporation

	By:	/s/ Riikka Tieaho
		Name:	Riikka Tieaho
		Title:	Vice President, Corporate Legal